EXHIBIT 12
PILGRIM'S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	October 2, 2004	September 27, 2003	September 28, 2002	September 29, 2001	September 30, 2000
	(amounts in thousands, except ratio)
EARNINGS:
Income before income taxes	$208,535	$63,235	$1,910	$61,861	$62,786

Add: Total fixed charges (see below)	68,675	51,126	49,801	48,406	29,168
Less: Interest Capitalized	(1,714)	(1,535)	(6,014)	(7,153)	(3,313)
Total Earnings	$275,496	$112,826	$45,697	$103,114	$88,641

FIXED CHARGES:
Interest (1)	$57,657	$41,835	$40,444	$38,852	$21,712
Portion of rental expense representative of the interest factor (2)	11,018	9,291	9,357	9,554	7,456
Total fixed charges	$68,675	$51,126	$49,801	$48,406	$29,168
Ratio of earnings to fixed charges	4.01	2.20	(3)	2.13	3.04

(1) Interest includes amortization of capitalized financing fees.
(2) One-third of rental expenses is assumed to be representative of the interest factor.
(3) Earnings were insufficient to cover fixed charges by $4,104.